FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

IM Cannabis Corp. (the "Company")

550 Burrard St. #2300

Vancouver, BC, V6C 2B5

Item 2 - Date of Material Change

December 30, 2020

Item 3 - News Release

A press release disclosing the material change was released on December 30, 2020 through the facilities of Accesswire.

Item 4 - Summary of Material Change

The Company has agreed to acquire Trichome Financial Corp. ("Trichome") pursuant to the terms and subject to the conditions of a definitive arrangement agreement (the "Arrangement Agreement") dated December 30, 2020 between the Company and Trichome (the "Transaction").

Item 5 - Full Description of Material Change

5.1 - Full Description of Material Change

Under the terms of the Arrangement Agreement, the shareholders of Trichome will receive 0.981 common shares of the Company for each common share of Trichome. The acquisition of Trichome is expected to create a global cannabis production with operations in Israel and Germany's medical cannabis markets under the IMC brand, and in Canada's adult-use recreational market through Trichome's wholly-owned subsidiary, Trichome JWC Acquisition Corp. d/b/a JWC.

The Transaction will require the approval of: (i) two-thirds of the votes cast by shareholders of Trichome; and (ii) 50%+1 of the Trichome shareholders, excluding shares held by Marc Lustig and Michael Ruscetta in accordance with Multilateral Instrument 61-101, in each case at special meetings expected to take place in Q1 2021. Each of Trichome's directors and officers as well as shareholders Cresco Labs Inc. (CSE:CL) and Opaskawayak Cree Nation, who collectively hold approximately 34% of the outstanding common shares of Trichome, have entered into voting and support agreements to vote their shares in favour of the Transaction and lock-up agreements restricting the resale of IMC common shares to be owned by such persons upon closing of the Transaction to a staggered 1/6 release per month of such shares for a period of 6 months. Certain Trichome convertible debenture holders representing approximately 75% of the outstanding principal amount of such Trichome convertible debentures have also entered into voting and support agreements in favour of the Transaction. Subsequent to the date of the Arrangement Agreement, Trichome accelerated conversion of the convertible debentures by press release dated January 5, 2021 and the parties intend to enter into an amendment to the Arrangement Agreement to reflect the conversion of the debentures and the fact that no debentureholder meeting will be required.  The shares issued on conversion of the debentures represent approximately 3% of the issued and outstanding shares of Trichome and the shares issued to the debentureholders who signed voting and support agreements remain subject to those agreements.

The Arrangement Agreement includes customary representations, warranties and covenants, including covenants not to solicit other acquisition proposals and the right to match any superior proposals. A termination fee of $3.5 million will be paid to the Company in certain circumstances should the Transaction not be completed.

Completion of the Transaction is subject to court and regulatory approvals, which are currently expected to be received in the first half of 2021.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

Yael Harrosh

Corporate Secretary

+972-54-6687515

Item 9 - Date of Report

January 8, 2021.